PB



10032511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
NOV 29 2010
Washington, DC
121

| SEC FILE NUMBER |
|---|
| 8-48905 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDX Trading, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Long Lake Road, Suite 101
(No. and Street)

New Brighton (City) MN (State) 55112-6439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Thompson 612.331.8225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd. N., Ste 200 (Address) St. Paul (City) MN (State) 55042 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Chad Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDX Trading, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



YOGINI GANDHI
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

**Financial Statements and Additional Information**
Years Ended September 30, 2010 and 2009

## Table of Contents

Independent Auditor's Report .......... 1

Financial Statements

Balance Sheets .......... 2
Statements of Income .......... 3
Statements of Stockholder's Equity .......... 4
Statements of Cash Flows .......... 5
Notes to Financial Statements .......... 6

Additional Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission .......... 12

Internal Auditor's Report on Internal Control Required by SEC Rule 17a-5 .......... 13

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation .......... 15



## Independent Auditor's Report

Board of Directors
NDX Trading, Inc.
New Brighton, Minnesota

We have audited the accompanying balance sheets of NDX Trading, Inc., as of September 30, 2010 and 2009, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDX Trading, Inc., as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 12 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

November 24, 2010
St. Paul, Minnesota

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

## Balance Sheets

September 30, 2010 and 2009

| ***Assets*** | **2010** | **2009** |
|---|---|---|
| Cash | $ 112,185 | $ 254,088 |
| Deposits with clearing organization | 54,909 | 44,866 |
| Receivable from clearing organization | 48,314 | 63,300 |
| Property and equipment - net | 38,363 | 47,064 |
| Other assets | 1,682 | 3,351 |
| **TOTAL ASSETS** | $ 255,453 | $ 412,669 |
| ***Liabilities and Stockholder's Equity*** | | |
| Liabilities: | | |
| Accounts payable | $ 35,276 | $ 79,240 |
| Other liabilities | 36,993 | 120,341 |
| Total liabilities | 72,269 | 199,581 |
| Stockholder's equity: | | |
| Common stock; no par value | | |
| Authorized - 10,000 shares | | |
| Issued and outstanding - 2,000 shares | 44,225 | 44,225 |
| Additional paid-in capital | 191,467 | 141,467 |
| Retained Earnings | (52,508) | 27,396 |
| Total stockholder's equity | 183,184 | 213,088 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 255,453 | $ 412,669 |

See accompanying notes to financial statements.

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

## Statements of Income

Years Ended September 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Revenue: | | |
| Commissions | $ 1,793,011 | $ 2,745,769 |
| Interest | 904 | 2,989 |
| Total revenue | 1,793,915 | 2,748,758 |
| Expenses | | |
| Employee compensation and benefits | 244,098 | 261,417 |
| Commissions | 868,573 | 1,026,621 |
| Occupancy | 41,440 | 58,065 |
| Clearance fees | 167,734 | 230,795 |
| Communications and data processing | 328,048 | 771,768 |
| Regulatory fees | 9,057 | 4,680 |
| Legal and professional fees | 69,637 | 73,054 |
| Marketing and promotion | 905 | 14,160 |
| Other expenses | 103,327 | 237,475 |
| Total expenses | 1,832,819 | 2,678,035 |
| Net income (loss) | $ (38,904) | $ 70,723 |

See accompanying notes to financial statements.

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

## Statements of Stockholder's Equity

Years Ended September 30, 2010 and 2009

| | Common Stock | | Additional Paid-In Capital - | Retained Earnings (Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Common Stock | Deficit) | Equity |
| Balances at October 1, 2008 | 2,000 | $ 44,225 | $ 141,467 | $ 161,673 | $ 347,365 |
| Net income | | | | 70,723 | 70,723 |
| Distributions to stockholder | | | | (205,000) | (205,000) |
| Balances at September 30, 2009 | 2,000 | 44,225 | 141,467 | 27,396 | 213,088 |
| Net loss | | | | (38,904) | (38,904) |
| Capital contribution | | | 50,000 | | 50,000 |
| Distributions to stockholder | | | | (41,000) | (41,000) |
| Balances at September 30, 2010 | 2,000 | $ 44,225 | $ 191,467 | $ (52,508) | $ 183,184 |

See accompanying notes to financial statements.

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

## Statements of Cash Flows

Years Ended September 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Increase in cash: | | |
| Cash flows from operating activities: | | |
| Net income (loss) | $ (38,904) | $ 70,723 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 9,543 | 9,478 |
| Loss on disposal | 638 | |
| Changes in operating assets and liabilities: | | |
| Deposits with clearing organization | (10,043) | (95) |
| Receivable from clearing organization | 14,986 | (27,013) |
| Other assets | 1,669 | (1,169) |
| Accounts payable and accrued expenses | (127,312) | 73,515 |
| Total adjustments | (110,519) | 54,716 |
| Net cash (used in) provided by operating activities | (149,423) | 125,439 |
| Cash flows from investing activities - | | |
| Capital expenditures | (1,480) | (5,738) |
| Net cash provided by (used in) investing activities | (1,480) | (5,738) |
| Cash flows from financing activities: | | |
| Cash contributions received | 50,000 | |
| Cash distributions paid | (41,000) | (205,000) |
| Net cash provided by (used in) financing activities | 9,000 | (205,000) |
| Net change in cash | (141,903) | (85,299) |
| Cash at beginning of year | 254,088 | 339,387 |
| Cash at end of year | $ 112,185 | $ 254,088 |

See accompanying notes to financial statements.

---

## Note 1 Summary of Significant Accounting Policies

### Organization and Nature of Business

NDX Trading, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of NDX Holdings (the "Parent").

Approximately 25% of the Company's customers are located in the State of Minnesota and the remaining are located throughout the United States.

### Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

### Revenue and Cost Recognition

Security transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expense are recorded on a trade date basis.

### Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company is exempt from the reserve requirements pursuant to SEC Rule 15c3-3.

## Note 1 Summary of Significant Accounting Policies (Continued)

### Income Taxes

On January 1, 2007 the Company elected to be taxed under the provisions of a Qualified Subchapter S Subsidiary of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company's assets, liabilities, income, deductions, and credits are treated as those of the Parent S Corporation. The Parent does not pay taxes on its taxable income (nor is it allowed a net operating loss carry back or carryover as a deduction). Instead, the one stockholder reports on their personal income tax return their proportionate share of the Company's taxable income (or loss) and tax credits.

### Advertising Costs

Advertising costs are expensed as incurred.

### Property, Equipment, and Depreciation

Property and equipment are valued at cost, net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

## Note 1 Summary of Significant Accounting Policies (Continued)

### Subsequent Events

We evaluated events occurring subsequent to the date of our financial statements through November 24, 2010, which is the date the financial statements were available to be issued. We have recognized the effect of all subsequent events that provide additional evidence about conditions that existed at our balance sheet date of September 30, 2010, including estimates inherent in the process of preparing our financial statements. There were no nonrecognized subsequent events to be disclosed in our financial statements.

## Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010 the Company had net capital of $143,139 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2010 was .51 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

## Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

## Note 4 Receivable from Clearing Organization

Accounts receivable totaling $48,314 and $63,300 as September 30, 2010 and 2009, respectively, consists of commission income and other fees due from the clearing organization.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount receivable from the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $30,000 minimum deposit with the organization to collaterize certain transactions. At September 30, 2010 and 2009 the deposit was $54,909 and $44,866, respectively.

## Note 5 Property and Equipment

Property and equipment consist of the following:

| | **2010** | **2009** |
|---|---|---|
| Office equipment | $ 240,793 | $ 242,332 |
| Less: Accumulated depreciation | (202,430) | (195,268) |
| Net property and equipment | $ 38,363 | $ 47,064 |

Depreciation expense was $9,543 in 2010 and $9,478 in 2009.

### Note 6 Leases

The Company leases office space under a noncancelable three year operating lease with certain renewal options for like terms. The Company incurred rent expenses of $31,897 and $48,587 during 2010 and 2009, respectively.

Future minimum payments, by year and in the aggregate, under the noncancelable operating lease with initial remaining term in excess of one year consisted of the following:

| | Operating Leases |
|---|---|
| 2011 | $ 13,061 |
| 2012 | 13,336 |
| 2013 | 7,546 |
| Total minimum lease payments | $ 32,243 |

### Note 7 Management Contract/Related-Party Transactions

In August 2006, the Company entered into a formal operating agreement with NDX Futures, Inc. and NDX Capital Management, Inc., affiliates of the Company. Under this agreement, the affiliates paid the Company certain monthly rent and operating expenses. Fees paid to the Company were $7,500 and $16,700 in 2010 and 2009, respectively. The operating agreement with NDX Futures, Inc. was terminated September 30, 2009. The operating agreement with NDX Capital Management, Inc. was terminated August 1, 2010.

The Company incurred rent expense, payable to the Parent, which includes certain allocable costs such as real estate taxes and utilities of $16,378 and $48,587 during 2010 and 2009, respectively.

### Note 8 Concentration of Credit Risk

The Company at times maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation in excess of federally insured limits.

---

### Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At September 30, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatened actions will not have a material adverse effect on the business or financial condition or results of operations of the Company.

### Note 10 Retirement Plan

The Company sponsored a 401(k) profit sharing plan that covered substantially all full-time employees of the Company. Employees were allowed to make voluntary contributions to the plan. The Company made discretionary contributions to the plan on an annual basis. The retirement plan was terminated in 2010, and no contributions were authorized for the year ended 2010. Retirement plan contributions were authorized for $27,000 during the year ended September 30, 2009.

### Note 11 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

# Additional Information

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

## Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Years Ended September 30, 2010 and 2009

| | **2010** |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 183,184 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Proprerty and equipment - net | 38,363 |
| Other assets | 1,682 |
| Net capital | $ 143,139 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 72,269 |
| Total aggregate indebtedness | $ 72,269 |
| Computation of basic net capital requirement: | |
| Minimum net capital required, *greater of*: | |
| 6.67% of aggregate indebtedness | $ 4,818 |
| Minimum dollar requirement | 100,000 |
| Net capital requirement | $ 100,000 |
| Excess net capital at required minimum dollar amount | $ 43,139 |
| Ratio: Aggregate indebtedness to net capital | .51 to 1 |

There were no material differences between the audited Computaiton of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended September 30, 2010, FOCUS filed in November 2010.



## Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
NDX Trading, Inc.
New Brighton, Minnesota

In planning and performing our audit of the financial statements of NDX Trading, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on November 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

November 24, 2010
St. Paul, Minnesota



## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
NDX Trading, Inc.
New Brighton, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by NDX Trading, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including evaluation of the Company's bank statement noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and Company working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Wipfli LLP*

Wipfli LLP
St. Paul, Minnesota
November 24, 2010

# NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)
New Brighton, Minnesota

## Financial Statements and Additional Information

Years Ended September 30, 2010 and 2009